UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2005, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ____________


Registration number 333-128859


A.   Full title of the plan:

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          THE PROCTER & GAMBLE COMPANY
                           One Procter & Gamble Plaza
                            Cincinnati, Ohio 45202.



                  Financial Statements of The Gillette Company
                      Global Employee Stock Ownership Plan

The following audited financial statements are enclosed with this report:

1. Statement of Assets Available for Plan Benefits as of December 31, 2005 and December 31, 2004.
2. Statement of Changes in Assets Available for Plan Benefits for the years ended December 31, 2005, 2004 and 2003.

Exhibits:

23  Consent of the Independent Registered Public Accounting Firm


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of The Gillette Company Global Employee Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       THE GILLETTE COMPANY
                                       GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN


                                       By: /S/ EDWARD E. GUILLET
                                           ---------------------------------
                                           Edward E. Guillet
April 12, 2006

                              THE GILLETTE COMPANY
                                 GLOBAL EMPLOYEE
                              STOCK OWNERSHIP PLAN
                            ------------------------

                                FINANCIAL REPORT

                                DECEMBER 31, 2005

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------

                                                                       Contents

Report Letters                                                            1-2


Statement of Net Assets Available for Plan Benefits                        3


Statement of Changes in Net Assets Available for Plan Benefits             4


Notes to Financial Statements                                            5-10

                REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM


To the Administrative Committee
The Gillette Company Global Employee
     Stock Ownership Plan


We have audited the statement of net assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan (the "Plan") as of December 31, 2005 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the 2005 financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2005 and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

                                            /S/ PLANTE & MORAN, PLLC

Southfield, Michigan
March 24, 2006

       REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
The Gillette Company Global Employee Stock Ownership Plan:

We have audited the accompanying statements of assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan as of December 31, 2004 and the related statements of changes in assets available for plan benefits for each of the years in the two-year period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits as of December 31, 2004 and the changes in assets available for plan benefits for each of the years in the two-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


/S/ KPMG LLP
Boston, Massachusetts
March 30, 2005

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
-------------------------------------------------------------------------------------

                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                   DECEMBER 31
                                                                   -----------
                                                                2005          2004
                                                                ----          ----
ASSETS
      The Procter & Gamble Company common stock - At
             market value (cost $67,524,564 in 2005)        $88,777,883   $      --
      The Gillette Company common stock - At market value

            (cost $69,920,114 in 2004)                             --      78,649,039

      Receivables:
            Proceeds from sales of common stock                 653,589       278,221
            Employees' contributions                          1,077,173     1,058,068
            Employer's contributions                            255,429       269,229
                                                            -----------   -----------

                        Total receivables                     1,986,191     1,605,518

      Cash                                                       56,715        52,968
                                                            -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                      $90,820,789   $80,307,525
                                                            ===========   ===========

See Notes to Financial Statements.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
----------------------------------------------------------------------------------------------------
                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                      Year Ended December 31
                                                                      ----------------------
                                                                 2005          2004          2003
                                                                 ----          ----          ----
ADDITIONS TO ASSETS ATTRIBUTED
     Investment income:
          Dividends on common stock                          $ 1,086,178   $   950,581   $   874,997
          Realized gain on investments sold
                                                               7,578,683     3,876,319     1,013,472
          Decrease in unrealized depreciation
                                                                    --       1,261,018     9,174,236
          Increase in unrealized appreciation
                                                              12,524,394     8,728,925          --
                                                             -----------   -----------   -----------

                    Total investment income                   21,189,255    14,816,843    11,062,705

     Contributions:

          Employee                                            10,614,942    10,415,957     9,556,804

          Employer                                             3,140,143     3,106,925     2,836,421
                                                             -----------   -----------   -----------

                    Total contributions                       13,755,085    13,522,882    12,393,225
                                                             -----------   -----------   -----------

                    Total additions                           34,944,340    28,339,725    23,455,930

DEDUCTIONS FROM ASSETS ATTRIBUTED

     Distributions                                            24,426,898    11,191,021     7,486,061

     Forfeitures                                                   4,178         3,402         5,472
                                                             -----------   -----------   -----------

                    Total deductions                          24,431,076    11,194,423     7,491,533
                                                             -----------   -----------   -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS        10,513,264    17,145,302    15,964,397

NET ASSETS AVAILABLE FOR PLAN BENEFITS - Beginning
   of year                                                    80,307,525    63,162,223    47,197,826
                                                             -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS - End of year         $90,820,789   $80,307,525   $63,162,223
                                                             ===========   ===========   ===========

See Notes to Financial Statements.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------
                                                   Notes to Financial Statements
                                                December 31, 2005, 2004 and 2003
NOTE 1 - DESCRIPTION OF PLAN

         The Gillette Company Global Employee Stock Ownership Plan (the "Plan") is a defined contribution plan sponsored by The Gillette Company (the "Sponsor"), a subsidiary of The Procter & Gamble Company. The following provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         GENERAL - The Plan was adopted by the board of directors of the Sponsor on December 16, 1993 to become effective June 1, 1994 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is not subject to income taxation. The Plan's goal is to provide eligible Gillette employees the opportunity to purchase common stock of the Sponsor through payroll deductions and contributions from the Sponsor. All plan assets are held by the plan fiduciary, RBC Dexia Investor Services Bank S.A., formerly known as Banque Internationale a Luxembourg (the "Fiduciary"). ACS Buck Consults LLC, formerly known as Mellon Human Resources & Investor Solutions, is the recordkeeper for the Plan.

         ELIGIBILITY - Employees eligible to participate in the Plan include all regular employees of participating subsidiaries of the Sponsor with the exception of employees considered to be an executive, officer, director, or 10 percent stockholder of the Sponsor and employees eligible for a savings plan maintained in the United States, Canada, or Puerto Rico. Eligible employees may enroll in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------
                                                   Notes to Financial Statements
                                                December 31, 2005, 2004 and 2003
NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

         CONTRIBUTIONS - Eligible employees may contribute 1 percent to 10 percent of their compensation to the Plan through payroll deductions. A participating employee may change the contribution rate effective as of the first day of any month. Employer contributions are made to the accounts of participants who are contributing to the Plan in amounts equal to 50 percent of the participant's contributions, up to 1 percent of each participant's eligible pay.

         INVESTMENTS - All employee and employer contributions are converted into U.S. dollars and then invested in shares of the Sponsor's common stock generally on the 15th day of each month (or if that date is not a business day, the preceding business day). Sales of the Sponsor's common stock for distributions generally are made on two specified dates in each month and subsequently converted into the applicable local currencies for payment to employees. Any dividends on shares of the Sponsor's common stock are invested in additional shares of the Sponsor's common stock.

         VESTING - In general, participants are immediately vested in all shares of the Sponsor's common stock credited to their respective plan accounts.

         BENEFIT PAYMENTS - Distributions of account balances will be made when the employment of a participant ceases, unless upon retirement the participant's account is credited with at least 100 shares of the Sponsor's common stock, and the participant elects to defer payment. If an election is made to defer the distribution, retirees may make up to two requests a year for distributions of all or a portion of their account balance.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------
                                                   Notes to Financial Statements
                                                December 31, 2005, 2004 and 2003
NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

         For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of the participant's account is made in the form of a lump-sum payment.

         All distributions are made in cash, unless the participant (or beneficiary, in the event of a participant's or retiree's death) elects to receive the account balance in the form of shares of the Sponsor's common stock.

         While employed, participants may elect to take up to two in-service withdrawals from their account balances during a calendar year. Shares purchased with the Sponsor's contributions and dividends thereon are not eligible for in-service withdrawal until 24 months from their date of purchase. Effective July 1, 2002, this 24-month withdrawal restriction was removed in the case of participants who are permanently transferred to countries that do not participate in the Plan.

         Effective October 1, 2005, upon a change in control of the plan sponsor, all shares in the GESOP plan became mature and immediately available for sale. There is no longer a 24 month waiting period for company shares. Participants can elect cash, share certificate or electronic transfer of shares to Procter & Gamble's SIP program for both in-service and termination withdrawals. Only whole shares are processed for in-service withdrawals.

         PLAN EXPENSES - Brokerage commissions, fees, and other investment transaction costs are paid by participants as part of the purchase and sale of the Sponsor's common stock.

         Costs relating to the administration of the Plan are paid by the Sponsor.

         FORFEITURES - Forfeitures by plan participants are used to reduce company contributions.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------
                                                   Notes to Financial Statements
                                                December 31, 2005, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

         The accompanying financial statements are prepared on the accrual basis of accounting.

         INVESTMENTS - Investments in the Sponsor's common stock are stated at market value, based on the composite closing price of the common stock on the New York Stock Exchange as reported by Reuters. Purchases and sales of the Sponsor's common stock are recorded on the trade date (the date the order to buy or sell is executed).

         The cost of the investments in the Sponsor's common stock is determined on a first-in, first-out basis.

         Dividend income is recorded on the ex-dividend date, net of any U.S. withholding taxes. Realized gains and losses are based upon the identified cost method.

         CASH - Amounts shown as cash are held by the Fiduciary and will be invested in the Sponsor's common stock, used to pay future plan expenses, or distributed to participants as benefit payments in the following month.

         CONTRIBUTIONS RECEIVABLE - Contributions held at the participating subsidiaries and pending transfer to the Fiduciary have been translated into U.S. dollars using the effective exchange rates as of December 31, 2005 and 2004.

         BENEFITS - Benefits are recorded when paid.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------
                                                   Notes to Financial Statements
                                                December 31, 2005, 2004 and 2003

NOTE 3 - INVESTMENT IN COMPANY COMMON STOCK

         Investment in common stock held by the Plan at December 31, 2005 and 2004 was as follows:

                                                           2005          2004
                                                           ----          ----

Number of shares - The Procter & Gamble Company          1,533,827          --

Number of shares - The Gillette Company                       --       1,756,343

Cost                                                   $67,524,564   $69,920,114
Market value                                            88,777,883    78,649,039

Market value per share                                       57.88         44.78

Unrealized appreciation in company common stock         21,253,319     8,728,925

Decrease in unrealized depreciation                           --       1,261,018
Increase in unrealized appreciation                     12,524,394     8,728,925


         The realized gain on sales of company common stock for the years ended December 31, 2005, 2004, and 2003 was determined as follows:

                                             2005          2004          2003
                                             ----          ----          ----

Proceeds from sales of shares            $24,792,607   $11,245,202   $ 7,551,275
Forfeitures                                    4,178         3,402         5,472
                                         -----------   -----------   -----------

                        Total             24,796,785    11,248,604     7,556,747

Cost                                      17,218,102     7,372,285     6,543,275
                                         -----------   -----------   -----------

                        Realized gain    $ 7,578,683   $ 3,876,319   $ 1,013,472
                                         ===========   ===========   ===========

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------
                                                   Notes to Financial Statements
                                                December 31, 2005, 2004 and 2003

NOTE 4 - PLAN PARTICIPANTS

         As of December 31, 2005, the Plan had 7,718 participants employed at the Sponsor's subsidiaries located in Argentina, Australia, Austria, Belgium, Brazil, Chile, Colombia, Costa Rica, Czech Republic, Denmark, Dominican Republic, Dubai, Ecuador, Egypt, El Salvador, Finland, France, Germany, Guatemala, Hong Kong, Hungary, India, Indonesia, Ireland, Italy, Japan, Korea, Malaysia, Mexico, Netherlands, Norway, Peru, Philippines, Poland, Portugal, Romania, Russia, Saudi Arabia, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, Uruguay, and Venezuela.

NOTE 5 - PLAN AMENDMENT AND TERMINATION

         Although the Sponsor intends to continue the Plan indefinitely, it reserves the right on behalf of itself and its participating subsidiaries to modify or terminate the Plan at any time (see merger discussion in Note 7). However, the Plan may not be amended to adversely affect the rights of participants with respect to shares previously credited to their accounts.

         In the event of termination, the assets held by the Fiduciary may continue to be held subject to the provisions of the Plan, or at the direction of the board of directors of the Sponsor, the assets of the Plan may be distributed to the participants.

NOTE 6 - TAX STATUS

         The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to
         Section 4(b)(4) thereof. The Sponsor believes that the Fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Sponsor's common stock held for their account under the Plan.

         The Sponsor has received a private letter ruling from the Internal Revenue Service confirming that the participating employees should be treated as the beneficial owners of the shares of the Sponsor's common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Sponsor with respect to these shares.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------
                                                   Notes to Financial Statements
                                                December 31, 2005, 2004 and 2003

NOTE 7 - MERGER

         During 2005, The Procter & Gamble Company, an Ohio corporation (P&G), Aquarium Acquisition Corp., a wholly owned subsidiary of P&G and a Delaware corporation (Merger Sub), and the Sponsor, a Delaware corporation, entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Sponsor (the "Merger"), continuing as the surviving corporation. The Merger was completed in 2005.

         As of the close of the Merger, plan participants' shares of Gillette common stock were converted into P&G common stock using the same ratio (0.975 share of P&G for each Gillette share) that was applied to all other Gillette stockholders. Following the completion of the Merger, all shares held in the Plan became available for sale or withdrawal, and the twice per year restriction was waived.